THE MANAGERS FUNDS

800 Connecticut Avenue

Norwalk, Connecticut 06854

VIA EDGAR

April 29, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Managers Funds (the “Trust”)
File Nos. 002-84012 and 811-03752

Registration Statement of the Trust previously filed on Form N-1A, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, Relating to Managers AMG Essex Large-Cap Growth Fund, Managers Special Equity Fund, Managers International Equity Fund, Managers Emerging Markets Equity Fund, Managers Bond Fund, Managers Global Bond Fund, and Managers Money Market Fund (Filed March 31, 2009)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for its Registration Statement on Form N-1A referenced above be accelerated so that it will become effective at 4:15 p.m. Washington, D.C. time on April 30, 2009 or as soon as practicable thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Rajib Chanda of Ropes & Gray LLP at (202) 508-4671.

Very truly yours,

THE MANAGERS FUNDS		MANAGERS DISTRIBUTORS, INC.

By:	/s/ Donald S. Rumery	By:	/s/ Donald S. Rumery
	Donald S. Rumery		Donald S. Rumery
	Treasurer and Chief Financial Officer		Treasurer